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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No.     )*

                               MLC HOLDINGS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   55305V 10 7
                                 (CUSIP Number)

                               November 8, 1996
           (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 55305V 10 7

         1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above
                  Persons

                           BRUCE M. BOWEN

         2)       Check the Appropriate Row if a Member of a Group (See
                  Instructions)

                           NOT APPLICABLE

         3)       SEC Use Only

         4)       Citizenship or Place of Organization

                           UNITED STATES

         Number of                  (5) Sole Voting Power                607,500
         Shares Beneficially        (6) Shared Voting Power              160,000
         Owned by Each              (7) Sole Dispositive Power           607,500
         Reporting                  (8) Shared Dispositive Power         160,000
         Person With

         (9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                           767,500

         (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

         (11)     Percent of Class Represented by Amount in Row 9

                           12.63%

         (12)     Type of Reporting Person (See Instructions)

                           IN


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                                  SCHEDULE 13G

         The information contained herein is filed with respect to the Common Stock, par value $0.01 per share (the "Stock"), of MLC Holdings, Inc. by Bruce
M. Bowen.

ITEM 1(a).             NAME OF ISSUER:

                       MLC Holdings, Inc.

ITEM 1(b).             ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       11150 Sunset Hills Road, Suite 110
                       Reston, Virginia 22190

ITEM 2(a).             NAME OF PERSON FILING:

                       See Cover Page Item 1.

ITEM 2(b).             ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                       11150 Sunset Hills Road, Suite 110
                       Reston, Virginia 22190

ITEM 2(c).             CITIZENSHIP:

                       See Cover Page Item 4.

ITEM 2(d).             TITLE OF CLASS OF SECURITIES:

                       Common Stock, par value $0.01 per share

ITEM 2(e).             CUSIP NUMBER:

                       55305V 10 7

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

                       Inapplicable.

                       IF THIS STATEMENT IS BEING FILED PURSUANT TO RULE 13d-1(c), CHECK THIS BOX [ ].


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ITEM 4.                OWNERSHIP.

ITEM 4(a).             AMOUNT BENEFICIALLY OWNED:

                       767,500

                       Includes 600,000 shares held by Bruce M. and Elizabeth
                       D. Bowen, as tenants by the entirety, and includes 160,000 shares held by Bowen Holdings L.C., a Virginia limited liability company composed of Bruce M. Bowen and three minor children, Daniel Bowen, Sarah Bowen and Margaret Bowen, of whom Bruce M. Bowen is legal guardian and for which Bruce M. Bowen serves as manager. Also includes 7,500 shares of Common Stock that Bruce M. Bowen has rights to acquire pursuant to options which are exercisable as of December 31, 1997 and excludes 7,500 shares of Common Stock issuable pursuant to stock options which are not vested or exercisable.

ITEM 4(b).             PERCENT OF CLASS:

                       See Cover Page Item 11.

ITEM 4(c).             NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                       (i)     sole power to vote or to direct the vote:

                               See Cover Page Item 5.

                       (ii)    shared power to vote or to direct the vote:

                               See Cover Page Item 6 and Item 4(a) above.

                       (iii) sole power to dispose or to direct the disposition of:

                               See Cover Page Item 7.

                       (iv) shared power to dispose or to direct the disposition of:

                               See Cover Page Item 8 and 4(a) above.

ITEM 5.                OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the


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                       following [ ].

ITEM 6.                OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                       PERSON:

                       Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                       Inapplicable.

ITEM 8.                IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                       GROUP.

                       Inapplicable.

ITEM 9.                NOTICE OF DISSOLUTION OF GROUP.

                       Inapplicable.

ITEM 10.               CERTIFICATION.

                       Inapplicable.

                       SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 1998
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Date

/s/ BRUCE M. BOWEN
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Signature

Bruce M. Bowen
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Name/Title